May 14, 2012

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Power REIT

DEFA14A filed May 14, 2012

File No. 0-54560

Dear Ms. Chalk:

On behalf of Power REIT (the “Trust”), I write in response to your letter dated May 14, 2012 commenting on the additional definitive proxy materials referred to above. In particular, in regard to the bullet points on the second page of your letter and the Trust’s DEFR14A filing being filed contemporaneously with this letter , I acknowledge on behalf of Power REIT that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWER REIT

By:                  /s/ David H. Lesser

Name: David H. Lesser

Title:   CEO & Chairman

Cc:

Richard Baumann, Morrison Cohen LLP